

July 30, 2012

Via E-mail
Ezequiel Sirotinsky
Chief Financial Officer
Petaquilla Mineral Ltd.
777 Hornby Street, Suite #1230
Vancouver, British Columbia, Canada
V6Z 1S4

      Re: **Petaquilla Minerals Ltd.**
              Form 20-F for the Fiscal Year Ended May 31, 2011
              Filed September 12, 2011
              Response Dated July 16, 2012
              File No. 000-26296

Dear Mr. Sirotinsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended May 31, 2011

Financial Statements

Note 2 - Summary of Significant Accounting Policies and Basis of Presentation

Mineral properties, page 93

1.   We note your response to comment 11 from our letter dated May 31, 2012 indicating that you use different methods to determine depletion of your mineral property costs in reporting your Canadian GAAP and US GAAP results. We understand that you deplete your mineral property costs based on the straight line method over the estimated useful

Ezequiel Sirotinsky
Petaquilla Minerals Ltd.
July 30, 2012
Page 2

life of the Molejon mine for US GAAP and the unit of production method for purpose of Canadian GAAP.   Please note that under US GAAP mineral property costs are typically depleted based on the unit of production method using proven and probable reserves as the depletion base. Tell us whether your US GAAP results reflect an adjustment for this difference in method, quantifying the amount of the adjustment in each of the periods presented and revise your reconciliation at note 30, if material.

Note 27 – Deferred Revenue, page 114

2.   We note your response to comment 15 from our letter dated May 31, 2012 indicating that you believe the Forward Gold Purchase Agreement you entered into with Deutsche Bank, AG qualifies for the normal sales exception under FASB ASC paragraph 815-10-15-22. Please address the following points:

- Tell us how you valued the original agreement amount of $45,000,000 and whether this was based on gold prices in September 2010. As noted in our previous comment, it appears you assigned a per ounce price of $691 which is significantly less than the spot price of gold in September 2010. To the extent the gold was priced on something other than the then-current gold prices, tell us how this arrangement meets the normal sale criteria of" clearly and closely related" under ASC 815-10-15-25(b) and ASC 815-10-15-30 through 34;

- Clarify how the terms of the Forward Gold Purchase Agreement are consistent with the terms of your normal sales agreements with other entities, explaining how your conclusions are consistent with FASB ASC paragraphs 815-10-15-27 through 29 and 35 through 36;

- We note in your disclosure on page 114 that if there is any shortfall in the number of gold ounces required to be delivered, you are required to pay in cash the difference based on the gold price on the scheduled delivery date. Tell us how you considered this provision when determining this arrangement is a normal sale when ASC 815-10-15-41 indicates any cash settlement does not qualify for the normal sale scope exception;

- Tell us whether you have met your delivery requirements under this arrangement thus far, provide details of the amounts that you have delivered for each of the periods outlined in the schedule at note 27; and

- Provide a courtesy copy of this agreement with your next response.

3.   We note you have characterized the sales of future revenues received from the Forward Gold Purchase Agreement as deferred revenue. Please tell us how your classification and recognition of this arrangement as deferred revenue complies with the provisions of FASB ASC paragraphs 470-10-25-1 and 2 and FASB ASC paragraph 470-10-35-3.

Engineering Comments

Plant, Property and Equipment page 28

4.   We note your response to comment 1 from our letter dated May 31, 2012. In addition to your proposed disclosure, please include your planned leach recovery for this material.

Resource and Reserve Estimates page 38

5.   We note your response to comment 6 from our letter dated May 31, 2012. In addition to your proposed disclosure, please include the cut-off grade and the associated commodity prices used in the determination of your mineral reserves and resources.

        You may contact Craig Arakawa at (202) 551-3650, or Melissa Rocha, Branch Chief, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

                                Sincerely,

                                /s/Tia L. Jenkins

                                Tia L. Jenkins
                                Senior Assistant Chief Accountant
                                Office of Beverages, Apparel, and
                                Mining